


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C. 210 SECTION

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S 07001080 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WoodRock Securities, L. P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe Street, Suite 600
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Dorsey 713-654-0912
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry Dorsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WoodRock Securities, L. P., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title



SANDRA G. SMITH
MY COMMISSION EXPIRES
January 25, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODROCK SECURITIES, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

CONTENTS



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
WoodRock Securities, L.P.
Houston, Texas

We have audited the accompanying statements of financial condition of WoodRock Securities, L.P. as of December 31, 2006 and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of WoodRock Securities, L.P. as of and for the year ended December 31, 2005 were audited by other auditors whose report dated March 21, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WoodRock Securities, L.P. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Schedule II was subjected to auditing procedures applied by other auditors who expressed an unqualified opinion on the schedule as stated in their report dated March 21, 2006.

Harper & Pearson Company, P.C.

Houston, Texas
February 23, 2007

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax

harperpearson.com

WOODROCK SECURITIES, L.P.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
Cash and cash equivalents	$ 7,244	$ 6,992
Accounts receivable	22,913	-
Prepaid expenses - affiliate	1,230	1,230
TOTAL ASSETS	$ 31,387	$ 8,222

PARTNERS' CAPITAL

	2006	2005
PARTNERS' CAPITAL	$ 31,387	$ 8,222

The accompanying notes are an integral part of the financial statements.

WOODROCK SECURITIES, L.P.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Commissions and other revenues	$ 264,364	$ 8
Management fee and administrative expense	283,799	57,264
Net loss	$ (19,435)	$ (57,256)

The accompanying notes are an integral part of the financial statements.

WOODROCK SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Limited Partner	General Partner	
	Woodrock, LLC	WoodRock Holdings GP LLC	Total
Balance, January 1, 2005	$ 6,727	$ 68	$ 6,795
Contributions	58,096	587	58,683
Net loss	(56,683)	(573)	(57,256)
Balance, December 31, 2005	8,140	82	8,222
Contributions	42,174	426	42,600
Net loss	(19,241)	(194)	(19,435)
Balance, December 31, 2006	$ 31,073	$ 314	$ 31,387

The accompanying notes are an integral part of the financial statements.

WOODROCK SECURITIES, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 241,451	$ 8
Cash paid for management fees and expenses	(283,799)	(58,494)
Net cash used by operating activities	(42,348)	(58,486)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	42,600	58,683
Net cash provided by financing activities	42,600	58,683
NET INCREASE IN CASH AND CASH EQUIVALENTS	252	197
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,992	6,795
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,244	$ 6,992
RECONCILIATION OF NET INCOME TO NET CASH USED BY OPERATING ACTIVITIES		
Net loss	$ (19,435)	$ (57,256)
Increase in accounts receivable	(22,913)	(1,230)
Net cash used by operating activities	$ (42,348)	$ (58,486)

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – WoodRock Securities, L.P. (a Texas limited partnership) ("the Partnership"), located in Houston, Texas, is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when transactions settle and receivables are recorded at that time.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the individual income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes.

Cash and Cash Equivalents – The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B PARTNERSHIP AGREEMENT

The Partnership was formed October 28, 2003. The general partner of the Partnership is WoodRock Holdings GP LLC, and the limited partner is WoodRock, LLC.

The general partner has an ownership interest of 1% and the limited partner has a 99% interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with WoodRock LLC, a company related through common ownership, whereby WoodRock LLC will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

WoodRock LLC will receive an incremental allocation services fee of $1,500 per month and a proportional allocation service fee equal to 90% of the monthly adjusted net operating income of the Partnership. The service fees may be waived by WoodRock LLC. Service fees and expense allocations for 2006 and 2005 were approximately $252,000 and $18,000, respectively.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2006 and 2005, the Partnership had a net capital of $7,244 and $6,992, respectively and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was -0- at December 31, 2006 and 2005. The Securities and Exchange Commission permits a ratio for the Partnership at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balances, which were $7,244 and $6,992 at December 31, 2006 and 2005, respectively are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support trade receivables. At December 31, 2006 and 2005, management determined that no allowance for doubtful accounts was required.

WOODROCK SECURITIES, L.P.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL	
Total partners' capital qualified for net capital	$ 31,387
Total capital and allowable subordinated liabilities	31,387
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(22,913)
Prepaid expenses - affiliate	(1,230)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	7,244
Haircuts on securities	-
Net capital	$ 7,244
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 2,244
Ratio: Aggregate indebtedness to net capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2006, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

WOODROCK SECURITIES, L.P.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL	
Total partners' capital qualified for net capital	$ 8,222
Total capital and allowable subordinated liabilities	8,222
Deductions and/or charges	
Nonallowable assets:	
Prepaid expenses - affiliate	(1,230)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	6,992
Haircuts on securities	-
Net capital	$ 6,992
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 1,992
Ratio: Aggregate indebtedness to net capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2005, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

WOODROCK SECURITIES, L.P.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006 AND 2005

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

February 23, 2007

The Partners
WoodRock Securities, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of WoodRock Securities, L.P. (the Partnership), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax

harperpearson.com

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas

END